04015209

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 11 2004 WASH. D.C. 158

SEC FILE NUMBER
8- 50442

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amended

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7830 NW 44 Street
(No. and Street)

Sunrise, FL 33351
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Bertucelli (954) 578-6663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Kubinec
(Name — *if individual, state last, first, middle name*)

520 NE 8 Street, Pompano Beach, FL 33060
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Double Eagle Securities of America, Inc., as December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

Jennifer Wasserman
Commission #DD289704
Expires: Feb 10, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kenneth Kubinec
Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

March 4, 2004

Mr. Dan Bertucelli
Double Eagle Securities of America, Inc.
7830 NW 44th Street
Sunrise, FL 33351

RE: Accountant's Report on Material Inadequacies

Dear Mr. Bertucelli,

Pursuant to SEC Rule 17a-5(j) we are providing this supplemental report for the purpose of disclosing material inadequacies found to exist or found to have existed since the date of the previous audit.

We conducted the audit of the Company's balance sheet as of December 31, 2003, and the related statements of income, retained earnings, and cash flow statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. The audit was conducted in accordance with generally accepted auditing standards and included tests of the accounting records and documentary evidence supporting the transactions recorded in the financial statements, and other procedures we consider necessary to enable us to express an opinion that the financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

The audit included examining, on a test basis, evidence supporting the amounts in the account. The audit was planned and performed to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The audit also included a review of the internal control structure and the company's policies & procedures.

The audit did not reveal any material inadequacies in Double Eagle Securities of America, Inc. internal controls or policies and procedures that could potentially affect the integrity of the accounting system and the resulting financial statements and are reporting such to you pursuant to SEC Rule 17a-5(j) .

Very truly yours,

Kenneth Kubinec, CPA